Shanda Reports Third Quarter 2008 Unaudited Results

● ● ●	Third Quarter 2008 revenues increased 11.8% QoQ and 42.7% YoY to US$137.3 million Operating income increased 13.7% QoQ and 50.0% YoY to US$56.0 million Diluted earnings per ADS US$0.68

Shanghai, China—Dec 1, 2008—Shanda Interactive Entertainment Limited (Nasdaq: SNDA, “Shanda” or the “Company”), a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2008.

Third Quarter 2008 Highlights(1)

•	Consolidated net revenues increased 42.7% year-over-year and 11.8% quarter-over-quarter to a record high of RMB936.5 million (US$137.3 million), compared with the Company’s earlier guidance of quarter-over-quarter growth between 6% and 9%.

•	Revenues from massively multiplayer online role-playing games (MMORPGs) increased 39.9% year-over-year and 11.0% quarter-over-quarter to RMB771.8 million (US$113.2 million).

•	Revenues from casual games increased 45.7% year-over-year and 11.3% quarter-over-quarter to RMB119.7 million (US$17.6 million).

•	Operating income increased 50.0% year-over-year and 13.7% quarter-over-quarter to a record high of RMB381.5 million (US$56.0 million).

•	Non-GAAP(2) net income was RMB348.4 million (US$51.1 million), compared with RMB253.6 million in the third quarter of 2007 and RMB294.9 million in the second quarter of 2008. Non-GAAP earnings per diluted ADS were RMB4.78 (US$0.70), compared with RMB3.46 in the third quarter of 2007 and RMB4.00 in the second quarter of 2008.

•	Net income was RMB337.1 million (US$49.4 million), compared with RMB238.9 million in the third quarter of 2007 and RMB279.8 million in the second quarter of 2008. Earnings per diluted ADS were RMB4.62 (US$0.68), compared with RMB3.26 in the third quarter of 2007 and RMB3.80 in the second quarter of 2008.

•	Active paying accounts (APA) for MMORPGs increased 22.4% quarter-over-quarter to 5.19 million. Average monthly revenue per active paying account (ARPU) for MMORPGs decreased 9.3% quarter-over-quarter to RMB49.6.

•	APA for casual games increased 7.4% quarter-over-quarter to 1.77 million. ARPU for casual games increased 3.7% quarter-over-quarter to RMB22.6.

•	Active paying accounts (APA) for all the games in commercial operation increased 18.2% quarter-over-quarter to 6.96 million.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8183 to US$1.00 as published by the People’s Bank of China on September 30, 2008. The percentages stated in this press release are calculated based on the RMB amounts.
(2) Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.

“We are pleased to report another solid quarter despite the global financial turmoil,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “Our third quarter results demonstrate the strength, breadth and balance of our company, as our 3C strategy continued to deliver. We are confident that the online entertainment industry will be more resilient through the economic cycle, and Shanda is well positioned to take advantage of this opportunity to continue to invest in order to grow our business. We are committed to provide our customers with the highest possible quality content and services via superior service platforms.”

Conference Call and Webcast Notice

Shanda will host a conference call on Monday, December 1, 2008 at 8:00 pm Eastern Standard Time (9:00 am on December 2, 2008 Beijing/Hong Kong time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Third Quarter 2008 Financial Results(1)

Net Revenues. In the third quarter of 2008, Shanda reported net revenues of RMB936.5 million (US$137.3 million), representing an increase of 42.7% from RMB656.3 million in the third quarter of 2007 and 11.8% from RMB837.6 million in the second quarter of 2008.

Online game revenues, including both MMORPGs and casual games, were RMB891.5 million (US$130.8 million) in the third quarter of 2008, representing an increase of 40.7% from RMB633.7 million in the third quarter of 2007 and 11.1% from RMB802.6 million in the second quarter of 2008.

Revenues from MMORPGs in the third quarter of 2008 increased 39.9% year-over-year and 11.0% quarter-over-quarter to RMB771.8 million (US$113.2 million), accounting for 82.4% of total revenues. The sequential growth in MMORPG revenues was primarily driven by continuous release of expansion packs and in-game promotions, as well as the initial contribution from newly launched games in the third quarter of 2008.

APA for MMORPGs increased 22.4% from 4.24 million in the second quarter of 2008 to 5.19 million in the third quarter of 2008, as a result of higher conversion from players to paying customers and new users attracted from newly launched games.

ARPU for MMORPGs decreased 9.3% to RMB49.6 in the third quarter of 2008 from RMB54.7 in the second quarter of 2008, primarily due to dilution caused by the relatively lower APRU from new APAs.

Revenues from casual games in the third quarter of 2008 increased 45.7% year-over-year and 11.3% quarter-over-quarter to RMB119.7 million (US$17.6 million), accounting for 12.8% of total revenues. The quarter-over-quarter increase in casual games revenues was driven by the release of content upgrades, in-game promotions, seasonal strength related to summer holidays.

APA for casual games increased 7.4% from 1.65 million in the second quarter of 2008 to 1.77 million in the third quarter of 2008. ARPU for casual games increased 3.7% quarter-over-quarter to RMB22.6.

Other revenues in the third quarter of 2008 were RMB45.0 million (US$6.5 million), compared with RMB22.6 million in the third quarter of 2007 and RMB35.0 million in the second quarter of 2008.

Gross Profit. Gross profit for the third quarter of 2008 was RMB683.5 million (US$100.2 million), representing a 50.4% increase from RMB454.3 million in the third quarter of 2007 and a 12.0% increase from RMB610.1 million in the second quarter of 2008. Gross margin was 73.0% in the third quarter of 2008, compared with 69.2% in the third quarter of 2007 and 72.8% in the second quarter of 2008.

Income from Operations. Operating income for the third quarter of 2008 was RMB381.5 million (US$56.0 million), representing a 50.0% increase from RMB254.3 million in the third quarter of 2007 and a 13.7% increase from RMB335.6 million in the second quarter of 2008. Operating margin was 40.7% in the third quarter of 2008, compared with 38.7% in the third quarter of 2007 and 40.1% in the second quarter of 2008.

Share-based compensation was RMB11.3 million (US$1.7 million) in the third quarter of 2008, compared with RMB14.7 million in the third quarter of 2007 and RMB15.1 million in the second quarter of 2008.

Non-Operating Income. Net non-operating income for the third quarter of 2008 was RMB48.9 million (US$7.2 million), compared with non-operating income of RMB32.6 million in the third quarter of 2007 and RMB5.7 million in the second quarter of 2008. The quarter-over-quarter difference was mainly due to the increased government financial incentives in the third quarter of 2008.

Income Tax Expense. Income tax expense for the third quarter of 2008 was RMB93.3 million (US$13.7 million), compared with income tax expenses of RMB48.0 million in the third quarter of 2007 and RMB61.5 million in the second quarter of 2008.

Effective as of January 1, 2008, the Chinese government adopted a new income tax law that unified the enterprise income tax payable by domestic and foreign-invested enterprises at 25%.  The Company’s subsidiaries and VIEs are at various stages of progress depending on the requirements of the different local tax authorities in applying for the NEW/HIGH Technology Enterprises preferred tax treatment pursuant to “Working Guidelines for Assessment of New/High Technology Enterprises” issued by the Chinese tax authorities on July 8, 2008. The Directors of the Company believe it is appropriate to report the Company’s income tax provision at the new statutory income tax rate of 25%, except for entities are still subject to tax holiday or other preferential income tax policies. The future tax benefits arising from the deductible temporary differences as of September 30, 2008 are recognized in the balance sheet to the extent it is considered recoverable upon management’s periodic assessment.

Non-GAAP Net Income. Non-GAAP net income in the third quarter of 2008 was RMB348.4 million (US$51.1 million), an increase of 37.4% from RMB253.6 million in the third quarter of 2007 and an increase of 18.1% from RMB294.9 million in the second quarter of 2008. Non-GAAP earnings per diluted ADS in the third quarter of 2008 were RMB4.78 (US$0.70), compared with RMB3.46 in the third quarter of 2007 and RMB4.00 in the second quarter of 2008.

Net Income. Net income in the third quarter of 2008 was RMB337.1 million (US$49.4 million), an increase of 41.1% from RMB238.9 million in the third quarter of 2007 and an increase of 20.5% from RMB279.8 million in the second quarter of 2008. Earnings per diluted ADS in the third quarter of 2008 were RMB4.62 (US$0.68), compared with RMB3.26 in the third quarter of 2007 and RMB3.80 in the second quarter of 2008.

Share Repurchase Program. On September 8, 2008, Shanda’s Board of Directors approved a share repurchase program to repurchase up to $200 million worth of its outstanding ADSs during the following 12 months. On September 16, 2008, Shanda announced the closing of the sale of $175 million aggregate principal amount of convertible senior notes due 2011 through a private offering. The entire net proceeds of the offering were used to fund an accelerated share repurchase transaction. As of September 30, 2008, Shanda had repurchased an aggregate of 3,341,479 ADSs.

Recent Business Highlights

•	On October 26, Shanda received the Award for Corporate Social Responsibility and Ethics in Business, and Award for Innovation and Breakthrough at the China 6th International Digital Content Expo. Awards from the China International Digital Content Expo are considered the most prestigious awards in China’s online industry.

•	On October 28, Shanda received the World Intellectual Property Organization (WIPO) Award for Outstanding Inventors. Shanda is the first company in China to receive the WIPO Award, and the only company from the IT industry to receive the WIPO Award in 2008.

•	On November 5, Shanda’s in-house developed web game World Hegemony received three awards at the 2008 China Joy Golden Plume Awards Grand Ceremony. Renowned as the premier award in China’s gaming industry, Golden Plume Awards were first launched at China Joy in 2005 and have become one of the industry highlights each year since then.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. Adjustments to the financial statements may be identified when audit of the Company’s financial statements and related notes for the year ended December 31, 2008, is completed, which could result in significant differences between the audited financial statements and this preliminary unaudited financial information relating to, for example, the Company’s income tax expenses.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation and the net gain from the disposal of the Company’s stake in SINA. The Company believes these non-GAAP financial measures are important to help investors to understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and access the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the Company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statements regarding the Company’s long-term strategy. These forward-looking statements involve various risks and uncertainties. Although the Company believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties that could cause actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2008, the risk that such MMORPGs and casual games are not well received by users in China, the risk that such games fail to be commercialized or the commercialized results fail to meet the expectations of end users, and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed on June 27, 2008.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou, IR Manager
Vivian Chen, IR Manager
Tel: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

SNDA/G

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31,	As of September 30,
	2007	2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,985.2	3,125.0	458.3
Short-term investments	791.3	869.3	127.5
Marketable securities	11.2	11.6	1.7
Accounts receivable	32.2	37.7	5.5
Inventories	2.2	1.9	0.3
Deferred licensing fees and related costs	51.3	50.9	7.5
Prepayments and other current assets	68.0	59.8	8.8
Deferred tax assets	67.3	108.0	15.8

Total current assets	3,008.7	4,264.2	625.4

Investment in affiliated companies	8.5	20.4	3.0
Property, equipment and software	316.2	326.3	47.9
Intangible assets	314.1	488.7	71.7
Goodwill	606.2	604.8	88.7
Long-term deposits	56.3	43.4	6.4
Long-term prepayments	135.2	141.6	20.8
Long-term prepaid license fee	234.4	136.3	20.0
Non-current deferred tax assets	83.1	50.3	7.3

Total assets	4,762.7	6,076.0	891.2

LIABILITIES
Current liabilities:
Accounts payable	48.6	63.6	9.3
Licensing fees payable	88.5	188.4	27.6
Taxes payable	127.5	177.7	26.1
Deferred revenue	408.6	484.1	71.0
Due to related parties	3.0	3.0	0.4
Other payables and accruals	191.6	311.0	45.6
Deferred tax liabilities	7.5	7.6	1.1

Total current liabilities	875.3	1,235.4	181.1

Minority interests	216.3	304.6	44.7
Non-current deferred tax liabilities	34.1	32.8	4.8
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	4.2	2.5	0.4
Non-current deferred revenue	—	2.0	0.3
Convertible debt	—	1193.2	175.0
Shareholders’ equity
Ordinary shares	12.0	11.5	1.7
Additional paid-in capital	1,614.4	1,020.2	149.6
Statutory reserves	147.7	183.8	27.0
Accumulated other comprehensive loss	-22.2	-126.4	-18.5
Retained earnings	1,871.5	2,207.0	323.7

Total shareholders’ equity	3,623.4	3,296.1	483.5

Total liabilities and shareholders’ equity	4,762.7	6,076.0	891.2

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	Sep 30,	June 30,	September 30,
	2007	2008	2008
	RMB	RMB	RMB	US$
Net revenues
MMORPG	551.5	695.1	771.8	113.2
Casual game	82.2	107.5	119.7	17.6
Others	22.6	35.0	45.0	6.5

Net revenues	656.3	837.6	936.5	137.3

Cost of services
Ongoing licensing fees for online games	-86.2	-109.0	-121.0	-17.8
Amortization of intangible assets	-35.2	-22.5	-30.4	-4.5
Server leasing and maintenance fees	-23.1	-23.5	-25.5	-3.7
Salary and benefits	-19.1	-22.1	-24.1	-3.5
Depreciation of property, equipment and software	-13.8	-14.1	-14.2	-2.1
Others	-24.6	-36.3	-37.8	-5.5

Total cost of services	-202.0	-227.5	-253.0	-37.1

Gross profit	454.3	610.1	683.5	100.2
Operating expenses:
Product development	-50.0	-67.7	-65.0	-9.5
Sales and marketing	-60.7	-78.6	-87.6	-12.8
General and administrative	-89.3	-128.2	-149.4	-21.9

Total operating expenses	-200.0	-274.5	-302.0	-44.2

Income from operations	254.3	335.6	381.5	56.0
Interest income	19.4	19.3	18.7	2.7
Amortization of convertible debt issuance cost	-4.1	—	-0.7	-0.1
Investment income	17.4	2.0	1.7	0.3
Other income(expenses), net	5.6	-13.1	33.2	4.8

Income before income tax expenses, equity in loss of affiliates and minority interests	292.6	343.8	434.4	63.7
Income tax expense	-48.0	-61.5	-93.3	-13.7
Equity in loss of affiliates	0.6	-0.4	0	0
Minority interests	-6.3	-2.1	-4.0	-0.6

Net income	238.9	279.8	337.1	49.4

Earnings per share:
Basic	1.67	1.93	2.34	0.34
Diluted	1.63	1.90	2.31	0.34
Earnings per ADS:
Basic	3.34	3.86	4.68	0.68
Diluted	3.26	3.80	4.62	0.68
Weighted average ordinary shares outstanding:
Basic	143,358,691	145,310,329	144,252,052	144,252,052
Diluted	146,389,982	147,111,301	145,784,686	145,784,686
Weighted average ADS outstanding:
Basic	71,679,346	72,655,165	72,126,026	72,126,026
Diluted	73,194,991	73,555,651	72,892,343	72,892,343
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	253.6	294.9	348.4	51.1
Share-based compensation cost	-14.7	-15.1	-11.3	-1.7
Net income	238.9	279.8	337.1	49.4

Non-GAAP diluted earnings per ADS	3.46	4.00	4.78	0.70
Share-based compensation cost per ADS	-0.20	-0.20	-0.16	-0.02
Diluted earnings per ADS	3.26	3.80	4.62	0.68

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the nine months period ended,
	September 30,	September 30,
	2007	2008
	RMB	RMB	US$
Net revenues
MMORPG	1,438.3	2,107.7	309.1
Casual game	243.9	343.8	50.4
Others	70.9	102.4	15.0

Net revenues	1,753.1	2,553.9	374.5

Cost of services
Ongoing licensing fees for online games	-288.4	-337.8	-49.5
Amortization of intangible assets	-65.0	-74.6	-10.9
Server leasing and maintenance fees	-63.5	-72.6	-10.7
Salary and benefits	-46.0	-67.9	-10.0
Depreciation of property, equipment and software	-41.4	-41.7	-6.1
Others	-67.9	-123.7	-18.1

Total cost of services	-572.2	-718.3	-105.3

Gross profit	1,180.9	1,835.6	269.2
Operating expenses:
Product development	-108.5	-197.4	-29.0
Sales and marketing	-128.3	-225.3	-33.0
General and administrative	-221.0	-383.7	-56.3

Total operating expenses	-457.8	-806.4	-118.3

Income from operations	723.1	1,029.2	150.9
Interest income	43.7	57.0	8.3
Amortization of convertible debt issuance cost	-13.1	-0.7	-0.1
Investment income	456.8	6.5	1.0
Other income(expenses), net	24.4	6.7	1.0

Income before income tax expenses, equity in loss of affiliates and minority interests	1,234.9	1,098.7	161.1
Income tax expense	-110.0	-183.5	-26.9
Equity in loss of affiliates	-15.3	-0.7	-0.1
Minority interests	-6.0	-8.8	-1.3

Net income	1,103.6	905.7	132.8

Earnings per share:
Basic	7.72	6.25	0.92
Diluted	7.56	6.18	0.91
Earnings per ADS:
Basic	15.44	12.50	1.84
Diluted	15.12	12.36	1.82
Weighted average ordinary shares outstanding:
Basic	142,973,834	144,813,956	144,813,956
Diluted	146,036,466	146,561,384	146,561,384
Weighted average ADS outstanding:
Basic	71,486,917	72,406,978	72,406,978
Diluted	73,018,233	73,280,692	73,280,692
Non-GAAP income	722.4	947.6	139.0
Net gain from disposal of Sina’s Stake	422.4	—	—
Share-based compensation cost	-41.2	-41.9	-6.2
Net income	1,103.6	905.7	132.8

Non-GAAP diluted earnings per ADS	9.90	12.94	1.90
Net gain from disposal of Sina’s Stake per ADS	5.78	—	—
Share-based compensation cost per ADS	-0.56	-0.58	-0.08
Diluted earnings per ADS	15.12	12.36	1.82